UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Business Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11259V106

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11259V106

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,244,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,244,877*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,244,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%**
14	Type of Reporting Person (See Instructions) CO

*This amount includes class A exchangeable subordinate voting shares (the “Class A Shares”) of Brookfield Business Corporation (the “Issuer”) held as follows: 12,392,125 Class A Shares held by Brookfield Private Equity Direct Investments Holdings LP (“BPED”) and 34,852,752 Class A Shares held by Brookfield Private Equity Group Holdings LP (“BPEG”), each of which is a subsidiary of Brookfield Asset Management Inc.

**Percentage ownership is based on an aggregate number of outstanding Class A Shares of 73,008,085 as of March 15, 2022 (which excludes certain Class A Shares to be converted to class C non-voting shares of the Issuer). Brookfield Business Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Business Partners L.P. hold an approximate 91.2% voting interest in the Issuer.

CUSIP No. 11259V106

1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,244,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,244,877*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,244,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%**
14	Type of Reporting Person (See Instructions) CO

* Includes 47,244,877 Class A Shares beneficially owned by Brookfield Asset Management Inc.

** Percentage ownership is based on an aggregate number of outstanding Class A Shares of 73,008,085 as of March 15, 2022 (which excludes certain Class A Shares to be converted to class C non-voting shares of the Issuer).

CUSIP No. 11259V106

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ — Joint Filing
3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,392,125
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,392,125
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,392,125
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17%*
14	Type of Reporting Person (See Instructions) PN

*Percentage ownership is based on an aggregate number of outstanding Class A Shares of 73,008,085 as of March 15, 2022 (which excludes certain Class A Shares to be converted to class C non-voting shares of the Issuer).

CUSIP No. 11259V106

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 34,852,752
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,852,752
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,852,752
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 47.7%*
14	Type of Reporting Person (See Instructions) PN

*Percentage ownership is based on an aggregate number of outstanding Class A Shares of 73,008,085 as of March 15, 2022 (which excludes certain Class A Shares to be converted to class C non-voting shares of the Issuer).

CUSIP No. 11259V106

1	Names of Reporting Persons BROOKFIELD BUSINESS PARTNERS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) OO

* Brookfield Business Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Business Partners L.P. hold an approximate 91.2% voting interest in the Issuer.

CUSIP No. 11259V106

1	Names of Reporting Persons BROOKFIELD BUSINESS PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) OO

* Brookfield Business Partners Limited is the general partner of Brookfield Business Partners L.P. Brookfield Business Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Business Partners L.P. hold an approximate 91.2% voting interest in the Issuer.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class A exchangeable subordinate voting shares, no par value (the “Class A Shares”), of Brookfield Business Corporation, a corporation organized under the laws of British Columbia, Canada (the “Issuer”), with principal executive offices at 250 Vesey Street, 15th Floor, New York, NY 10281.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario.

(ii)	BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). The BAM Partnership owns 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) representing 100% of such shares. The BAM Class B Shares entitle the holders thereof to appoint one-half of the board of directors of Brookfield. BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

(iii)	Brookfield Private Equity Direct Investments Holdings LP (“BPED”), a limited partnership formed under the laws of Manitoba and a wholly-owned subsidiary of Brookfield;

(iv)	Brookfield Private Equity Group Holdings LP (“BPEG”), a limited partnership formed under the laws of Manitoba and a wholly-owned subsidiary of Brookfield;

(v)	Brookfield Business Partners L.P., a Bermuda limited partnership (“BBU”); and

(vi)	Brookfield Business Partners Limited, a Bermuda corporation (“BBPL”), which serves as the general partner of BBU.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(b)-(c), (f) The principal business of Brookfield is alternative asset management. The principal business of the BAM Partnership is that of a holding company. The principal business of each of BPED and BPEG is to serve as a special purpose entity for the purpose of making investments, including in BBU. The principal business of BBU is to own and operate certain services and industrials operations. The principal business of BBPL is to act as general partner of BBU.

The principal business address of Brookfield, BPED and BPEG is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of BBU and BBPL is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. The principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada

Schedules I to VI hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of BAM, the BAM Partnership, BPEG, BPED and BBPL.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On or about March 15, 2022, the Reporting Persons received an aggregate of 47,244,877 Class A Shares in connection with the previously announced special distribution of Class A Shares of the Issuer to the unitholders of BBU and Brookfield Business L.P.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Brookfield from time to time purchases the publicly traded shares of its subsidiaries and affiliates when these are available on the market at an attractive price relative to their value. Brookfield may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. Brookfield reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate. Brookfield and its subsidiaries will hold their respective investments in the Issuer on a continuing basis and such holdings may be increased or decreased in the future.

Other than as described below or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 47,244,877 Class A Shares, constituting approximately 64.7% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 73,008,085 outstanding as of March 15, 2022 (which excludes certain Class A Shares to be converted to class C non-voting shares of the Issuer).

(i) Brookfield

(a)	As of March 15, 2022, Brookfield may be deemed the beneficial owner of 47,244,877* Class A Shares, constituting a percentage of approximately 64.7%.

(b)

Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 47,244,877* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 47,244,877* Class A Shares

* Includes 12,392,125 Class A Shares held by BPED and 34,852,752 Class A Shares held by BPEG. The general partner of BPED and BPEG is Brookfield Private Equity Inc. (“BPEI”). BPED, BPEG and BPEI are each a subsidiary of Brookfield.

(ii) The BAM Partnership

(a)	As of March 15, 2022, the BAM Partnership may be deemed the beneficial owner of 47,244,877* Class A Shares, constituting a percentage of approximately 64.7%.

(b)

Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 47,244,877* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 47,244,877* Class A Shares

* This amount includes 47,244,877 Class A Shares beneficially owned by Brookfield.

(iii) BPED

(a)	As of March 15, 2022, BPED may be deemed the beneficial owner of 12,392,125 Class A Shares, constituting a percentage of approximately 17%.

(b)

Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 12,392,125 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 12,392,125 Class A Shares

(iv) BPEG

(a)	As of March 15, 2022, BPEG may be deemed the beneficial owner of 34,852,752 Class A Shares, constituting a percentage of approximately 47.7%.

(b)

Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 34,852,752 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 34,852,752 Class A Shares

(v) BBU

(a)	As of March 15, 2022, BBU does not beneficially own any Class A Shares

(b)

Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vi) BBPL

(a)	As of March 15, 2022, BRPL does not beneficially own any Class A Shares

(b)

Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(c) Other than the transactions described in Item 3 herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

BBU and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer, and all of the issued and outstanding class C non-voting shares of the Issuer, which entitle BBU to all of the residual value in the Issuer after payment in full of the amount due to holders of Class A Shares and class B shares of the Issuer and subject to the prior rights of holders of preferred shares of the Issuer. Together, Brookfield and BBU hold an approximate 91.2% voting interest in the Issuer.

Brookfield, the Issuer and BBU have entered into a registration rights agreement, dated as of March 15, 2022 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer has agreed that, upon the request of Brookfield, the Issuer will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any Class A Shares held by Brookfield. The Issuer has also agreed to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in a registration statement.

The Issuer has also entered into an equity commitment agreement, dated as of March 15, 2022 (the “Equity Commitment Agreement”) with a subsidiary of BBU pursuant to which BBU or one of its affiliates will provide to the Issuer an equity commitment in the amount of $2 billion. The equity commitment may be called by the Issuer in exchange for the issuance of a number of class C shares or preferred shares (as defined below), as the case may be, to BBU, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one Class A Share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that BBU continues to control the Issuer and has the ability to elect a majority of its board of directors.

Further, pursuant to the articles of the Issuer (the “Articles”), (a) holders of Class A Shares are entitled to exchange their Class A Shares for an equivalent number of limited partnership units of BBU (“BBU Units”) (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the Issuer) at any time and (b) BBU may elect to satisfy the Issuer’s exchange obligation by acquiring such tendered Class A Shares for an equivalent number of BBU Units (subject to adjustment to reflect certain capital events) or its cash equivalent. Consequently, as of March 15, 2022, BBU may receive up to 73,008,085 Class A Shares in accordance with the terms of the Class A Shares. Wilmington Trust, National Association (the “Rights Agent”) and Brookfield have entered into the Rights Agreement (the “Rights Agreement”) pursuant to which Brookfield has agreed that it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to the Articles to exchange Class A Shares for BBU Units or its cash equivalent. Consequently, as of March 15, 2022, Brookfield may receive up to 73,008,085 Class A Shares in accordance with the terms of the Rights Agreement (or 25,763,208 if only Class A Shares not owned by Brookfield are exchanged for BBU Units). The term of the Rights Agreement is until March15, 2027 (and as will be automatically renewed for successive periods of two years thereafter, unless Brookfield provides the Rights Agent with written notice of termination in accordance with the terms of the Rights Agreement).

Additionally, the amended and restated master services agreement dated as of May 11, 2020 amongst Brookfield, BBU and Brookfield Business L.P., amongst others, was amended on March 15, 2022 to provide that, so long as Brookfield is a party to the Rights Agreement, Brookfield shall have a consent right prior to the issuance by the Issuer of any Class A Shares, subject to certain exceptions.

On February 4, 2022, Brookfield entered into a commitment agreement with BBU (the “Brookfield Commitment Agreement”) pursuant to which Brookfield agreed to subscribe for up to $1 billion of 6% perpetual preferred equity securities of BBU, the Issuer or their respective subsidiaries. Proceeds will be available to draw upon for future growth opportunities as they arise. Brookfield will have the right to cause BBU or the Issuer to redeem certain preferred securities at par to the extent that BBU or the Issuer have available cash, including any net proceeds received by BBU or the Issuer from any issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.

The foregoing summaries of the Registration Rights Agreement, Equity Commitment Agreement, Rights Agreement, Brookfield Commitment Agreement, and the Articles described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Registration Rights Agreement, the Equity Commitment Agreement, the Rights Agreement, and the Articles set forth in Exhibits 99.2, 99.3, 99.4, and 99.5, respectfully hereto and incorporated in this Item 6 by reference.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Registration Rights Agreement (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 6-K furnished on March 15, 2022)

Exhibit 99.3	Equity Commitment Agreement (incorporated by reference to Exhibit 99.9 to the Issuer’s Form 6-K furnished on March 15, 2022)

Exhibit 99.4	Rights Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K furnished on March 15, 2022)

Exhibit 99.5	Brookfield Commitment Agreement (incorporated by reference to Exhibit 99.11 to the Issuer’s Form 6-K furnished on March 15, 2022)

Exhibit 99.6	Notice of Articles and Articles of Brookfield Business Corporation (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K furnished on March 15, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 24, 2022	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, brookfield business partners limited

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Nicholas H. Goodman, Managing Partner, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chair of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chair, GLP IM Holdings Limited	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

SCHEDULE III

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of BBU	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice Chairman	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of BAM	Canada

Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada

Anjali Mahtani, Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Vice President	Canada

SCHEDULE IV

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner,
BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director, Managing Partner and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director and Managing Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice Chairman	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner of BAM	Canada

Ryan Szainwald, Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Managing Partner	Canada

Anjali Mahtani, Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Vice President	Canada

SCHEDULE VI

BROOKFIELD BUSINESS PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Blidner, Board Chair and Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Vice Chairman, Brookfield	Canada

David Court, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Director Emeritus, McKinsey & Company	Canada

Stephen Girsky, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Managing Partner, VectoIQ	United States

David Hammill, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Australia

Anne Ruth Herkes, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Germany

John Lacey, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Canada

Don Mackenzie, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Bermuda

Patricia Zuccotti, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	United States

Jane Sheere	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Secretary	Bermuda